Richard D. Levy Executive Vice President and Controller	Wells Fargo & Company MAC A0163-039 343 Sansome Street, 3rd Floor San Francisco, CA 94104-1303 415.222.3119 415.975.6871 (fax) richard.d.levy@wellsfargo.com

November 17, 2010

VIA EDGAR AND HAND DELIVERY

Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	Wells Fargo & Company

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2010

File No. 001-02979

Dear Mr. Vaughn:

In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated November 2, 2010, to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses.

December 31, 2009 Form 10-K

General

1.	Your Form 10-K does not include any information on direct or indirect contacts with Iran, Sudan, or Syria. As you know, those countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Iran, Sudan, and Syria since your letters to the staff dated January 13, 2006, March 15, 2006, and June 2, 2006, in which you discuss your customer ties to the referenced countries. In this regard, we note from the website of your subsidiary, Wells Fargo Insurance Services USA, Inc., that its subsidiary, Wells Fargo Global Broker Network, LLC, has offices that service Sudan and Syria.

Your response should address both direct contacts and contacts through subsidiaries, affiliates, or other indirect arrangements. It should describe any services or funds you may have provided to individuals and institutions of those countries, directly or indirectly, since your above letters, the uses made of the funds

Kevin W. Vaughn

November 17, 2010

received, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since your letters.

Wells Fargo Response

Since June 2, 2006, the date of our most recent letter referenced in your comment (the “specified period”), Wells Fargo has not operated, directly or indirectly, in Iran, Sudan or Syria, nor does it have any intention to operate in any of those countries. During the specified period we have not entered into any agreements or commercial arrangements with the governments of those countries or entities controlled by those governments.

Our Office of Foreign Assets Control (“OFAC”) Compliance Program incorporates OFAC’s requirements for the country sanctions programs for Iran, Sudan and Syria. Our compliance personnel, using our OFAC screening systems and other research tools, are responsible for our compliance with these requirements. We screen all customer accounts at account opening (and upon address and other maintenance changes) to confirm that customers are not listed against the most current list of specially designated nationals (“SDNs”) published by OFAC. Additionally, we screen transactions that flow through our systems against OFAC lists, and we evaluate transactions to determine whether any OFAC country sanctions requirements must be addressed. Upon identifying a customer as an SDN, or a transaction that violates any of OFAC’s sanctions, we block, reject and report as necessary.

Wells Fargo Global Broker Network, LLC (“WFGBN” or the “Network”) is a subsidiary of Wells Fargo Insurance Services USA, Inc. (“WFIS”), which is an indirect subsidiary of Wells Fargo & Company. WFGBN is an international association of fewer than 100 independent insurance brokers (with the exception of WFIS, which is also a member), and serves as a referral network for its members. For example, a broker with operations limited to the United States may have a customer with insurance needs in a foreign country. In such a case, the U.S.-based broker may refer the customer to a Network member who is licensed in that foreign country. Under the current arrangement, if the total amount of fees generated from the placement of insurance using the Network is $7,500 or less, the local broker would retain the entire amount. If the total amount exceeds $7,500, the local broker would retain 75% of the fees and the referring broker would receive the other 25%. Employees of WFGBN administer the association, and member brokers pay a membership fee to belong to the Network. Neither WFIS nor WFGBN has any ownership interest in or control over the activities of any association member.

During the specified period, neither WFIS nor WFGBN has engaged in business activities, or other contacts with Iran, Sudan or Syria, or sold any products or services to customers located in any of these countries. Under the terms of their membership in the Network, association members may not transact business in Iran, Sudan or Syria under the WFGBN brand, but may do so independently outside of the Network. According to WFGBN’s membership records, no association member is located in Iran, Sudan or Syria. The independent brokers listed on the website for Sudan and Syria are located in Kenya and Greece, respectively. To our knowledge, none of these members, nor any other members of the association, have sold any products or

Kevin W. Vaughn

November 17, 2010

services in Iran, Sudan or Syria during the specified period, and even if they had, those transactions would not have gone through any Wells Fargo systems. WFGBN has deleted the references on its website to Sudan and Syria to avoid any implication that any member brokers are located in those countries or sell products or services to customers located in those countries under the WFGBN brand.

2.	Please discuss the materiality of any business activities in, and other contacts with, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

Wells Fargo Response

We do not believe the issues relating to Iran, Sudan and Syria described in your first comment constitute a material investment risk to our security holders. We have assessed materiality both in terms of quantitative factors and qualitative factors such as reputational risk, and with the understanding that certain investors may have self-imposed or other restrictions on investing in companies that do business in Iran, Sudan or Syria. As described above in our response to your first comment, we do not have any direct or indirect operations in Iran, Sudan or Syria and we do not sell any products or services to customers located in any of these countries. In addition, since Network members are prohibited from transacting in Iran, Sudan or Syria under the WFGBN brand, we would not receive any fees or other revenue from the sale of products or services by association members to customers located in any of these countries, which sales, if any, would occur independently and outside of the Network.

We do not believe we have any material reputational or “investment sentiment” risk due to our lack of operations in Iran, Sudan and Syria, combined with what we believe is a robust compliance program to appropriately detect, report and prevent OFAC-prohibited activity in those countries. We also note that beginning for fiscal year 2006 we have included risk factor disclosure in our annual report on Form 10-K regarding the possibility that we may incur fines, penalties or other negative consequences from even inadvertent or unintentional violations of law or regulation, including regulations issued by OFAC. Included in this risk factor disclosure is a statement that noncompliance may result in damage to our reputation and restrictions on the ability of certain investors to invest in our securities. For your reference, below is the risk factor

Kevin W. Vaughn

November 17, 2010

disclosure that was included in our 2009 Form 10-K. The parenthetical “see below” refers to a general discussion of reputational risk also included in the 2009 Form 10-K. We will include similar risk factor disclosure in our 2010 Form 10-K.

We may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations. We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations. However, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. For example, we are subject to regulations issued by the Office of Foreign Assets Control (OFAC) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. There may be other negative consequences resulting from a finding of noncompliance, including restrictions on certain activities. Such a finding may also damage our reputation (see below) and could restrict the ability of institutional investment managers to invest in our securities.

June 30, 2010 Form 10-Q

Note 10. Guarantees and Legal Actions

3.	We note from press reports that in August 2010, a federal judge ordered you to pay over $200 million to compensate customers alleged to have been improperly charged overdraft fees. Please tell us the following:

a.	Have you recorded a litigation charge in the 3rd quarter? If so, please tell us the amount recorded.

b.	Will you receive a tax deduction for any payments?

c.	Will you discuss this ruling in your September 30, 2010 Form 10-Q?

d.	Does this ruling impact your materiality assessment for your litigation disclosure?

e.	Are there other implications of the ruling? For example, does this mean you will need to stop charging certain fees? Is there related litigation which based on this ruling is likely to negatively impact your future financial results?

Kevin W. Vaughn

November 17, 2010

Wells Fargo Response

CONFIDENTIAL TREATMENT REQUESTED BY WELLS FARGO & COMPANY

(WFC-001 TO WFC-002)

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,

/s/ Richard D. Levy
Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)

cc:	Michael Volley, Securities and Exchange Commission

John G. Stumpf, Chairman, President and Chief Executive Officer

Howard I. Atkins, Senior Executive Vice President and Chief Financial Officer

James M. Strother, Executive Vice President and General Counsel